EXHIBIT 99.2

AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE
YEARS ENDED AUGUST 31, 2012 AND 2011

TASMAN METALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
AUGUST 31, 2012 AND 2011

(Expressed in Canadian Dollars)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of
Tasman Metals Ltd.

We have audited the accompanying consolidated financial statements of Tasman Metals Ltd., which comprise the consolidated statements of financial position as at August 31, 2012, August 31, 2011 and September 1, 2010, and the consolidated statements of comprehensive loss, statements of changes in equity and statements of cash flows for the years ended August 31, 2012 and August 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

We were not engaged to perform an audit of the Company’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Tasman Metals Ltd. as at August 31, 2012, August 31, 2011, and September 1, 2010, and its financial performance and its cash flows for the years ended August 31, 2012 and August 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Vancouver, B.C. November 20, 2012	"D&H Group LLP" Chartered Accountants

TASMAN METALS LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

	Notes	August 31, 2012 $	August 31, 2011 $ (Note 17)	September 1, 2010 $ (Note 17)
ASSETS
Current assets
Cash	4	9,778,040	15,217,096	4,599,703
Amounts receivable	5	202,852	71,461	51,636
Prepaids		69,929	54,165	35,993
Total current assets		10,050,821	15,342,722	4,687,332
Non-current assets
Investment	6	80,862	332,144	78,194
Property, plant and equipment	7	255,338	128,654	25,526
Exploration and evaluation assets	8	214,297	79,176	36,145
Bond deposit		3,496	3,292	3,292
Total non-current assets		553,993	543,266	143,157
TOTAL ASSETS		10,604,814	15,885,988	4,830,489
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		782,977	381,479	135,972
TOTAL LIABILITIES		782,977	381,479	135,972
SHAREHOLDERS’ EQUITY
Share capital	10	19,808,552	18,888,813	5,757,155
Share-based payments reserve		8,565,897	5,070,735	655,523
Deficit		(18,497,650)	(8,623,613)	(1,710,239)
Accumulated other comprehensive gain (loss)		(54,962)	168,574	(7,922)
TOTAL SHAREHOLDERS’ EQUITY		9,821,837	15,504,509	4,694,517
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		10,604,814	15,885,988	4,830,489

Events after the Reporting Period - See Note 16

These consolidated financial statements were approved and authorized for issue by the Board of Directors on November 20, 2012 and are signed on its behalf by:

/s/ Mark Saxon	/s/ Nick DeMare
Mark Saxon	Nick DeMare
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

TASMAN METALS LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

		Year Ended August 31
	Notes	2012 $	2011 $ (Note 17)
Mineral exploration costs	9	3,736,978	1,570,435
Expenses
Accounting and administration		71,528	80,375
Audit		72,091	67,903
Corporate development		214,946	219,537
Depreciation		40,191	7,040
General exploration		48,085	113,780
Investor relations		42,000	41,500
Legal		123,599	86,530
Management fees		162,000	158,250
Office		305,653	84,659
Professional fees		708,443	270,871
Regulatory fees		126,355	35,278
Rent		48,623	4,800
Salaries and benefits		204,970	116,028
Shareholder costs		43,381	18,268
Share-based compensation	10(d)	3,699,139	4,628,620
Transfer agent		42,586	31,573
Travel		277,123	177,338
		6,230,713	6,142,350
Loss before other items		(9,967,691)	(7,712,785)
Other items
Gain on sale of property, plant and equipment		-	3,683
Gain on sale of investment	6(b)	-	565,978
Write-off of exploration and evaluation assets	8(a)	-	(9,142)
Gain on option and sale of exploration and evaluation assets	8(b)	-	112,961
Interest income		151,298	135,783
Foreign exchange		(29,898)	(37,598)
		121,400	771,665
Loss before deferred income tax		(9,846,291)	(6,941,120)
Deferred income tax		(27,746)	27,746
Net loss for the year		(9,874,037)	(6,913,374)
Other comprehensive gain (loss), net of deferred income tax		(223,536)	176,496
Comprehensive loss for the year		(10,097,573)	(6,736,878)
Basic and diluted loss per common share		(0.17)	(0.13)
Weighted average number of common shares outstanding		59,042,266	54,884,348

The accompanying notes are an integral part of these consolidated financial statements

TASMAN METALS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian Dollars)

	Year Ended August 31, 2012
	Share Capital
	Number of Shares	Amount $	Share-Based Payments Reserve $	Deficit $	Accumulated Other Comprehensive Gain (Loss) $	Total Equity $
Balance on September 1, 2011	58,480,289	18,888,813	5,070,735	(8,623,613)	168,574	15,504,509
Common shares issued for:
Cash - exercise of warrants	983,275	613,675	-	-	-	613,675
Cash - exercise of share options	69,672	6,967	-	-	-	6,967
Exploration and evaluation assets	37,746	95,120	-	-	-	95,120
Share-based compensation on share options	-	-	3,699,139	-	-	3,699,139
Transfer on exercise of agent’s warrants	-	203,977	(203,977)	-	-	-
Unrealized loss on available-for-sale investment	-	-	-	-	(251,282)	(251,282)
Deferred income tax on unrealized loss on available-for-sale investment	-	-	-	-	27,746	27,746
Net loss for the year	-	-	-	(9,874,037)	-	(9,874,037)
Balance at August 31, 2012	59,570,982	19,808,552	8,565,897	(18,497,650)	(54,962)	9,821,837

	Year Ended August 31, 2011
	Share Capital
	Number of Shares	Amount $	Share-Based Payments Reserve $	Deficit $	Accumulated Other Comprehensive Gain (Loss) $	Total Equity $
Balance on September 1, 2010	42,105,402	5,757,155	655,523	(1,710,239)	(7,922)	4,694,517
Common shares issued for:
Cash - private placement	5,000,000	7,500,000	-	-	-	7,500,000
Cash - exercise of share options	1,587,844	371,914	-	-	-	371,914
Cash - exercise of agent’s warrants	9,261,043	5,141,101	-	-	-	5,141,101
Cash - exercise of compensation options	526,000	131,500	-	-	-	131,500
Share issue costs	-	(425,002)	-	-	-	(425,002)
Share-based compensation on share options	-	-	4,628,620	-	-	4,628,620
Share-based compensation on warrants	-	-	198,737	-	-	198,737
Transfer on exercise of share options	-	248,550	(248,550)	-	-	-
Transfer on exercise of agent’s warrants	-	100,475	(100,475)	-	-	-
Transfer on exercise of compensation options		63,120	(63,120)	-	-	-
Unrealized gain on available-for-sale investment	-	-	-	-	204,242	204,242
Deferred income tax on unrealized gain on available-for-sale investment	-	-	-	-	(27,746)	(27,746)
Net loss for the year	-	-	-	(6,913,374)	-	(6,913,374)
Balance at August 31, 2011	58,480,289	18,888,813	5,070,735	(8,623,613)	168,574	15,504,509

The accompanying notes are an integral part of these consolidated financial statements

TASMAN METALS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Year Ended August 31
	2012 $	2011 $
Operating activities
Net loss for the year	(9,874,037)	(6,913,374)
Adjustments for:
Depreciation	40,191	7,040
Share-based compensation	3,699,139	4,628,620
Gain on sale of investment	-	(565,978)
Write-off of exploration and evaluation assets	-	9,142
Gain on sale of property, plant and equipment	-	(3,683)
Gain on option and sale of exploration and evaluation assets	-	(112,961)
Deferred income tax	27,746	(27,746)
	(6,106,961)	(2,978,940)
Changes in non-cash working capital items:
Increase in amounts receivable	(131,391)	(19,825)
Increase in prepaids	(15,764)	(18,172)
Increase in accounts payable and accrued liabilities	401,498	245,507
	254,343	207,510
Net cash used in operating activities	(5,852,618)	(2,771,430)
Investing activities
Additions to bond deposits	(204)	-
Additions to exploration and evaluation assets	(40,001)	(56,370)
Additions to property, plant and equipment	(166,875)	(135,694)
Proceeds from sale of investments	-	605,978
Proceeds from sale of property, plant and equipment	-	29,209
Proceeds from option of exploration and evaluation assets	-	27,450
Net cash (used in) provided by investing activities	(207,080)	470,573
Financing activities
Issuance of common shares	620,642	13,144,515
Share issue costs	-	(226,265)
Net cash provided by financing activities	620,642	12,918,250
Net change in cash	(5,439,056)	10,617,393
Cash at beginning of year	15,217,096	4,599,703
Cash at end of year	9,778,040	15,217,096

Supplemental cash flow information - see Note 15

The accompanying notes are an integral part of these consolidated financial statements

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2012 AND 2011
(Express in Canadian Dollars)

1.	NATURE OF OPERATIONS

Tasman Metals Ltd. (“Tasman” or the “Company”) was incorporated under the laws of the Province of British Columbia on August 27, 2007.  The Company’s common shares are listed and traded on the TSX Venture Exchange (“TSXV”) under the symbol “TSM” and on the New York Stock Exchange Market (“NYSE MKT”), under the symbol “TAS”.  The Company’s head office is located at #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada.

The Company is a junior resource company engaged in the acquisition and exploration of unproven mineral interests and is considered a development stage company.  As at August 31, 2012 the Company has not earned any production revenue, nor found proved reserves on any of its mineral interests.

The Company is in the process of exploring and evaluating its mineral properties.  On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves.  The underlying value of the mineral properties and related deferred acquisition costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production.  The amounts shown as resource interests represent net acquisition costs to date, less amounts written off, and do not necessarily represent present or future values.

The Company’s ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to develop properties and to establish future profitable production.  The Company’s operations are funded from equity financings which are dependent upon many external factors and may be difficult to impossible to secure or raise when required.  Although management considers that the Company has adequate resources to maintain its core operations and planned exploration programs on its existing exploration and evaluation assets for the next twelve months the Company recognizes that exploration expenditures may change with ongoing results and, as a result, it may be required to obtain additional financing.  While the Company has been successful in securing financings in the past, there can be no assurance that it will be able to do so in the future.

2.	BASIS OF PREPARATION AND ADOPTION OF IFRS

Adoption of International Financial Reporting Standards (“IFRS”) and Statement of Compliance

These are the Company’s first annual consolidated financial statements prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).  The Company has applied First-Time Adoption of International Financial Reporting Standards (“IFRS 1”) on the transition from previous Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) to IFRS and the impact of the transition is explained in Note 17, including the effects of the transition to IFRS on the Company’s financial position, equity, comprehensive loss and cash flows.

Subject to the application of the transition elections described in Note 17, the accounting policies applied in these consolidated financial statements and described below, have been applied consistently to all periods presented, including the opening statement of financial position as at September 1, 2010 (the Company’s “Transition Date”), except where the Company applied certain exemptions upon transition to IFRS.

Basis of Presentation

The Company’s consolidated financial statements have been prepared on the historical cost basis except for the revaluation of certain financial assets and financial liabilities to fair value.  The comparative figures presented in these consolidated financial statements are in accordance with IFRS and any changes from figures previously reported under Canadian GAAP have been disclosed in Note 17.

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities and expenses.  The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2012 AND 2011
(Express in Canadian Dollars)

2.	BASIS OF PREPARATION AND ADOPTION OF IFRS (continued)

The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

3.	SIGNIFICANT ACCOUNTING POLICIES

Details of the Group

In addition to the Company, the consolidated financial statements include all subsidiaries.  Subsidiaries are all corporations over which the Company is able, directly or indirectly, to control financial and operating policies, which is the authority usually connected with holding majority voting rights.  Subsidiaries are fully consolidated from the date on which control is acquired by the Company.  Inter-company transactions and balances are eliminated upon consolidation.  They are de-consolidated from the date that control by the Company ceases.

As at August 31, 2012 the Company has one wholly-owned Swedish subsidiary, Tasmet AB (“Tasmet”).

Critical Judgements and Sources of Estimation Uncertainty

The preparation of these consolidated financial statements requires management to make certain estimates, judgements and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  These consolidated financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods.  These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical Judgements

The following are critical judgements that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

(i)	The determination of categories of financial assets and financial liabilities has been identified as an accounting policy which involves judgements or assessments made by management.

(ii)
Management is required to assess the functional currency of each entity of the Company.  In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates.  As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

(iii)
Management is required to assess impairment in respect of intangible exploration and evaluation assets.  The triggering events are defined in IFRS 6.  In making the assessment, management is required to make judgements on the status of each project and the future plans towards finding commercial reserves.  The nature of exploration and evaluation activity is such that only a proportion of projects are ultimately successful and some assets are likely to become impaired in future periods.

Management has determined that there were no triggering events present as defined in IFRS 6 for the exploration and evaluation assets and as such, no impairment test was performed.

(iv)
Although the Company takes steps to verify title to exploration and evaluation assets in which it has an interest, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2012 AND 2011
(Express in Canadian Dollars)

3.           SIGNIFICANT ACCOUNTING POLICIES (continued)

Estimation Uncertainty

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year:

(i)
Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors.  The Company reviews the adequacy of these provisions at the end of the reporting period.  However, it is possible that at some future date an additional liability could result from audits by taxing authorities.  Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

Cash and Cash Equivalents

Cash and cash equivalents consists of cash and money market instruments with terms to maturity not exceeding 90 days at date of acquisition.  The Company is not exposed to significant credit or interest rate risk although cash and cash equivalents are held in excess of federally insured limits with major financial institutions.  The Company did not have any cash equivalents as at August 31, 2012 and 2011.

Exploration and Development Costs

Mineral exploration and development costs are expensed as incurred until such time as either mineral reserves are proven or permits to operate the mineral resource property are received and financing to complete development has been obtained.  Following confirmation of mineral reserves or receipt of permits to commence mining operations and obtaining necessary financing, development expenditures are capitalized as deferred development expenditures included within resource interests.

Exploration and Evaluation Assets

Exploration and evaluation assets include acquired mineral use rights for mineral property held by the Company.  The amount of consideration paid (in cash or share value) for exploration and evaluation assets is capitalized.  The amounts shown for exploration and evaluation assets represent costs of acquisition incurred to date, less recoveries or write-offs, and do not necessarily reflect present or future values.  These costs will be amortized against revenue from future production or written off if the exploration and evaluation assets are abandoned or sold.

Depletion of costs capitalized on projects put into commercial production will be recorded using the unit-of-production method based upon estimated proven and probable reserves.

The carrying values of exploration and evaluation assets are reviewed by management at least annually to determine if they have become impaired.  If impairment is determined to exist, the resource interest will be written down to its net recoverable value.

Ownership in exploration and evaluation assets involves certain inherent risks, including geological, metal prices, operating costs, and permitting risks.  Many of these risks are outside the Company’s control.

The ultimate recoverability of the amounts capitalized for the exploration and evaluation assets is dependent upon the delineation of economically recoverable ore reserves, obtaining the necessary financing to complete their development, obtaining the necessary permits to operate a mine, and realizing profitable production or proceeds from the disposition thereof.  Management’s estimates of recoverability of the Company’s investment in its exploration and evaluation assets  have been based on current and expected conditions.  However, it is possible that changes could occur which could adversely affect management’s estimates and may result in future write downs of exploration and evaluation assets carrying values.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2012 AND 2011
(Express in Canadian Dollars)

3.           SIGNIFICANT ACCOUNTING POLICIES (continued)

Although the Company has taken steps to verify title to exploration and evaluation assets in which it has an interest, according to the usual industry standards for the stage of exploration of such interests, these procedures do not guarantee the Company’s title.  Such interests may be subject to prior agreements or transfers and title may be affected by undetected defects.

From time to time, the Company acquires or disposes of interests pursuant to the terms of option agreements.  Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as exploration and evaluation assets costs or recoveries when the payments are made or received.

Amounts Receivable

Receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.  Receivables are classified as loans and receivable.  A provision for impairment of receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables.

Accounts Payable and Accrued Liabilities

Payables are obligations to pay for materials or services that have been acquired in the ordinary course of business from suppliers.  Payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer).  If not, they are presented as non-current liabilities.

Payables are classified as other financial liabilities initially at fair value and subsequently measured at amortized cost using the effective interest method.

Property, Plant and Equipment

Property, plant and equipment are carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of an item of property, plant and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property, plant and equipment are depreciated annually on a straight-line basis over the estimated useful life of the assets at a rate of 20%.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statement of comprehensive income or loss.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment.  Expenditures incurred to replace a component of an item of plant and equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized.

The Company compares the carrying value of property, plant and equipment to estimated net recoverable amounts, based on estimated future cash flows, to determine whether there is any indication of impairment whenever events or circumstances warrant.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2012 AND 2011
(Express in Canadian Dollars)

3.           SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Assets

At each financial position reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.  Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss.

Decommissioning Provision

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral interest by or on behalf of the Company.  Costs for restoration of site damage which is created on an ongoing basis during exploration and evaluation are provided for at their net present values and charged against profits in the period such exploration and evaluation occurs.  Discount rates using a risk-free rate that reflects the time value of money are used to calculate the net present value.  The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.  As at August 31, 2012 and 2011 the Company does not have any decommissioning obligations.

Financial Instruments

All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held to maturity, available for sale, loans and receivables or at fair value through profit or loss.

Financial assets classified as fair value through profit or loss are measured at fair value with unrealized gains and losses recognized through comprehensive loss.  Cash is classified as fair value through profit or loss.

Financial assets classified as loans and receivables and held to maturity are measured at amortized cost. Amounts receivable are classified as loans and receivables.

Financial assets classified as available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary.  Investments in common shares are classified as available-for-sale.

Transaction costs associated with fair value through profit or loss are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

All financial liabilities are initially recorded at fair value and designated upon inception as fair value through profit or loss or other financial liabilities.

Financial liabilities classified as other financial liabilities are measured at amortized cost.  Account payables and accrued liabilities are classified as other financial liabilities.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2012 AND 2011
(Express in Canadian Dollars)

3.           SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial liabilities classified as fair value through profit or loss are measured at fair value with unrealized gains and losses recognized through comprehensive loss.  At August 31, 2012 and 2011 the Company has not classified any financial liabilities as fair value through profit or loss.

Share Capital

Common shares issued by the Company are classified as equity.  Costs directly attributable to the issue of common shares, share purchase warrants and share options are recognized as a deduction from equity, net of any related income tax effects.

Equity Financing

The Company engages in equity financing transactions to obtain the funds necessary to continue operations and explore and evaluate mineral properties.  These equity financing transactions may involve issuance of common shares or units.  Units typically comprise a certain number of common shares and share purchase warrants.  Depending on the terms and conditions of each equity financing transaction, the warrants are exercisable into additional common shares at a price prior to expiry as stipulated by the terms of the transaction.  The Company adopted a residual value method with respect to the measurement of common shares and share purchase warrants issued as private placement units.  The fair value of the common shares issued in the private placements is determined by the closing quoted bid price on the price reservation date, if applicable, or the announcement date.  The balance, if any, is allocated to the attached share purchase warrants.

Share-Based Payment Transactions

The share option plan allows Company employees and consultants to acquire shares of the Company.  The fair value of share options granted is recognized as a share-based compensation expense with a corresponding increase in the equity settled share-based payments reserve in equity.  An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

For employees the fair value is measured at grant date and each tranche is recognized separately on a straight line basis over the period during which the share options vest.  The fair value of the share options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the share options were granted.  At the end of each reporting period, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Equity-settled share-based payment transactions with non-employees are measured at the fair value of the goods or services received.  However, if the fair value cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the Company receives the goods or the services.

Current and Deferred Income Taxes

Income tax expense comprises current and deferred income tax.  Income tax is recognized in the statement of comprehensive income (loss), except to the extent that it relates to items recognized in other comprehensive income (loss) or directly in equity.  In this case the income tax is also recognized in other comprehensive income (loss) or directly in equity, respectively.

Current Income Tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the statement of financial position date.  Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation.  It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2012 AND 2011
(Express in Canadian Dollars)

3.           SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred Income Tax

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.  However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.  Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.  Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Loss Per Share

Basic loss per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period.  The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on loss per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

Foreign Currency Translation

Functional and Presentation Currency

The financial statements of each of the Company’s subsidiaries are prepared in the local currency of their home jurisdictions.  Consolidation of each subsidiary includes re-measurement from the local currency to the subsidiary’s functional currency.  Each subsidiary’s functional currency, being the currency of the primary economic environment in which the subsidiary operates, is the Canadian dollar.  The consolidated financial statements are presented in Canadian dollars.

Exchange rates published by the Bank of Canada were used to translate subsidiary financial statements into the consolidated financial statements.  Income and expenses for each statement of comprehensive loss presented are translated using the rates prevailing on the transaction dates.  All resulting foreign exchange differences are recognized in comprehensive loss.

Foreign Currency Transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the dates of the transactions.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in comprehensive loss.

Comparative Amounts

Certain comparative figures in the consolidated financial statements of comprehensive loss have been reclassified to conform to the presentation used in the current year.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2012 AND 2011
(Express in Canadian Dollars)

3.           SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting Standards and Interpretations Issued but Not Yet Adopted

The following accounting standards, amendments and interpretations have been issued but are not effective until annual periods beginning after January 1, 2012, unless otherwise indicated, earlier application is permitted.  As at the date of these consolidated financial statements, the following standards, amendments and interpretations have not been applied in these consolidated financial statements.

(i)	IFRS 9 Financial Instruments (New; to replace IAS 39); effective for annual periods beginning on or after January 1, 2015.

(ii)
IFRS 10 Consolidated Financial Statements; effective for annual periods beginning on or after January 1, 2013.  Early application is permitted.  IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.  IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidated - Special Purpose Entities.

(iii)
IFRS 11 Joint Arrangements; effective for annual periods beginning on or after January 1, 2013.  Early application is permitted.  IFRS 11 establishes principles for financial reporting by parties to a joint arrangement.  IFRS supersedes the current IAS 31 Interest in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-Monetary Contributions by Ventures.

(iv)
IFRS 12 Disclosure of Interest in Other Entities; effective for annual periods beginning on or after January 1, 2013.  Early application is permitted.  IFRS 12 applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity.

(v)
IFRS 13 Fair Value Measurements; to be applied for annual periods beginning on or after January 1, 2013.  Early application is permitted.  IFRS 13 defines fair value, sets out in a single IFRS framework for measuring fair value and requires disclosures about fair value measurements.  IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements).

(vi)	IAS 12 Income Taxes, Amendments Regarding Deferred Tax: Recovery of Underlying Assets; effective for annual periods beginning on or after January 1, 2012.

Management is currently assessing the impact of these new standards on the Company’s accounting policies and financial statement presentation.

4.	CASH

	August 31, 2012 $	August 31, 2011 $	September 1, 2010 $
Cash on hand	208,212	5,012,487	2,894,385
Demand deposits	9,569,828	10,204,609	1,705,318
	9,778,040	15,217,096	4,599,703

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2012 AND 2011
(Express in Canadian Dollars)

5.           AMOUNTS RECEIVABLE

	August 31, 2012 $	August 31, 2011 $	September 1, 2010 $
HST receivable	19,953	20,608	4,647
Foreign value added tax receivables	138,318	39,165	34,210
Other	44,581	11,688	12,779
	202,852	71,461	51,636

6.	INVESTMENT

	August 31, 2012
	Number of Shares	Cost $	Accumulated Compre- hensive Loss $	Carrying Value $
Available-for sale investment
Hannans Reward Limited	2,647,059	135,824	(54,962)	80,862

	August 31, 2011
	Number of Shares	Cost $	Accumulated Compre- hensive Gain $	Carrying Value $
Available-for sale investment
Scandinavian Resources Limited	882,353	135,824	196,320	332,144

	September 1, 2010
	Number of Shares	Cost $	Accumulated Compre- hensive Loss $	Carrying Value $
Available-for sale investment
Scandinavian Resources Limited	588,235	86,116	(7,922)	78,194

(a)
The Company had received common shares of Scandinavian Resources Limited (“Scandinavian”), a public company listed on the Australian Stock Exchange, from the option of certain of its iron ore properties, as described in Note 8(b).  During fiscal 2012 Hannans Reward Limited (“Hannans”) acquired Scandinavian and the Company’s holding in Scandinavian shares were exchanged on a 3 Hannans shares for 1 Scandinavian share basis.  As at August 31, 2012 the quoted market value of the Hannans shares was $80,862.

(b)
During fiscal 2011 the Company completed the sale of certain of its iron ore licenses in Sweden and received 691,921 common shares of Beowulf Mining PLC (“Beowulf”), a public company listed on the London Stock Exchange, at an ascribed value of $40,000.  The Company then sold the Beowulf shares for $605,978 resulting in a realized gain of $565,978.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2012 AND 2011
(Express in Canadian Dollars)

7.           PROPERTY, PLANT AND EQUIPMENT

Cost:	Computers $	Office Furniture and Equipment $	Field Equipment $	Vehicles $	Total $
Balance at September 1, 2010	-	-	-	26,334	26,334
Additions	18,032	-	40,054	77,608	135,694
Disposals	-	-	-	(26,334)	(26,334)
Balance at August 31, 2011	18,032	-	40,054	77,608	135,694
Additions	-	19,767	58,027	89,081	166,875
Balance at August 31, 2012	18,032	19,767	98,081	166,689	302,569

Accumulated Depreciation:	Computers $	Office Furniture and Equipment $	Field Equipment $	Vehicles $	Total $
Balance at September 1, 2010	-	-	-	(808)	(808)
Depreciation	(1,360)	-	(1,967)	(3,713)	(7,040)
Disposals	-	-	-	808	808
Balance at August 31, 2011	(1,360)	-	(1,967)	(3,713)	(7,040)
Depreciation	(3,675)	(3,201)	(11,855)	(21,460)	(40,191)
Balance at August 31, 2012	(5,035)	(3,201)	(13,822)	(25,173)	(47,231)

Carrying Value:	Computers $	Office Furniture and Equipment $	Field Equipment $	Vehicles $	Total $
Balance at September 1, 2010	-	-	-	25,526	25,526
Balance at August 31, 2011	16,672	-	38,087	73,895	128,654
Balance at August 31, 2012	12,997	16,566	84,259	141,516	255,338

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2012 AND 2011
(Express in Canadian Dollars)

8.	EXPLORATION AND EVALUATION ASSETS

	August 31, 2012 $	August 31, 2011 $	September 1, 2010 $
Rare Earth Element Properties
Norra Kärr	21,314	16,078	1,731
Otanmaki	801	801	801
Olserum	103,488	-	-
Bastnas	-	-	9,142
Other	86,288	59,891	20,274
	211,891	76,770	31,948
Iron Ore Properties
Other	2,406	2,406	4,197
	214,297	79,176	36,145

(a)	Rare Earth Element Properties

Norra Kärr

The Norra Kärr property consists of four staked exploration claims located in southern Sweden.

Otanmaki

The Otanmaki property consists of 24 staked exploration claims located in central western Finland.

Olserum

During fiscal 2012 the Company acquired a 100 % interest in the Olserum project, comprising one claim, in southern Sweden.  The Olserum project was purchased from Norrsken Energy Limited, a private company registered in the United Kingdom, for a total consideration of 37,746 common shares of the Company at an assigned value of $95,120.  The Company subsequently staked a further five claims surrounding the Olserum project.

Bastnäs

On March 23, 2010 the Company entered into an option agreement to acquire a 90% interest in two exploration licenses located in the Bergslagen mining district, Sweden.  To earn the 90% interest the Company was required to make cash payments totalling SEK 975,000 (SEK 65,000 paid) and incur contract services with the vendor totalling SEK 390,000 over a four year period.

During fiscal 2011 the Company made a decision to terminate the option agreement and wrote-off $9,142 of exploration and evaluation assets.

Other

As at August 31, 2012 the Company has been granted or made reservations on:

(i)	10 exploration claims in Sweden;
(ii)	72 exploration claims or claim applications in Finland; and
(iii)	7 exploration claims in Norway.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2012 AND 2011
(Express in Canadian Dollars)

8.	EXPLORATION AND EVALUATION ASSETS (continued)

(b)	Iron Ore Properties

On May 16, 2010 the Company entered into an option agreement with Hannans whereby Hannans has agreed to acquire up to a 90% interest in the Sautusvaara, Vieto, Harrejaure and Lauukujarvi exploration claims (the “Iron Ore Claims”) in Sweden under the following terms:

(i)	during fiscal 2010 Hannans issued 588,235 common shares at an assigned value of $86,116 and paid $28,705 to the Company resulting in a gain on option of exploration and evaluation assets of $81,462;
(ii)
during fiscal 2011 Hannans issued 294,118 common shares at an assigned value of $49,708, paid $16,570 and reimbursed the Company $10,880 resulting in a gain on option of exploration and evaluation assets of $77,158;

(iii)
Hannans must spend a minimum of AUS $175,000 within 12 months prior to being entitled to withdraw.  Should Hannans withdraw after meeting the minimum expenditure it shall have no further interest in the Iron Ore Claims;

(iv)	the Company grants Hannans the exclusive right to earn a 51% interest in the Iron Ore Claims by spending AUS $750,000 on exploration prior to June 30, 2013;
(v)	Hannans may earn a further 24% interest in the Iron Ore Claims by spending a further AUS $500,000 on exploration prior to June 30, 2014; and
(vi)
Hannans may earn a further 15% interest in the Iron Ore Claims by sole funding a feasibility study on at least one Iron Ore Claim prior to June 30, 2018, including a minimum spend of AUS $100,000 per annum.

During fiscal 2010 the Company entered into a sale agreement with Beowulf covering the three remaining iron ore property exploration licenses in Sweden.  During fiscal 2011 in consideration for the sale, the Company received 691,921 common shares in Beowulf at a fair value of $40,000, resulting in a gain on option of exploration and evaluation assets of $35,803.  The Company also retained a 1.5% net smelter returns royalty on any future production from the three permit areas.

See also Note 6(a).

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2012 AND 2011
(Express in Canadian Dollars)

9.	MINERAL EXPLORATION COSTS

Mineral exploration costs incurred during fiscal 2012 and 2011 are detailed below:

	Year Ended August 31, 2012
	Norra Kärr $	Otanmaki $	Olserum $	Other $	Total $
Consulting	847,733	21,791	54,407	8,104	932,035
Core cutting	49,498	-	-	-	49,498
Database	2,350	-	-	2,086	4,436
Drafting	3,331	-	1,603	-	4,934
Drilling	1,348,072	-	123,017	-	1,471,089
Environmental	6,236	-	-	-	6,236
Exploration site	96,272	113	2,008	-	98,393
Fuel	7,878	303	650	-	8,831
Geochemical	275,352	-	21,834	-	297,186
Geological	13,568	-	7,121	-	20,689
Maps	50	-	-	670	720
Metallurgical consulting	27,262	-	-	-	27,262
Metallurgical testing	377,605	-	-	-	377,605
Preliminary economic assessment	203,904	-	-	-	203,904
Pre-feasibility study	103,612	-	-	-	103,612
Salaries	52,623	-	-	-	52,623
Sample preparation	34,900	-	-	-	34,900
Travel	40,080	516	2,009	420	43,025
Total	3,490,326	22,723	212,649	11,280	3,736,978

	Year Ended August 31, 2011
	Norra Kärr $	Otanmaki $	Other $	Total $
Assays	3,588	-	-	3,588
Consulting	197,664	69,094	10,630	277,388
Database	2,967	3,889	3,387	10,243
Drilling	546,211	125,832	-	672,043
Exploration office	61,207	6,324	1,407	68,938
Geochemical	159,347	8,667	713	168,727
Geological	171,593	14,348	20,404	206,345
Geosurvey	48,000	67,625	-	115,625
Maps	1,550	2,235	3,743	7,528
Salaries	12,255	-		12,255
Sample preparation	1,066	-	-	1,066
Site preparation	4,562	3,804	-	8,366
Travel	15,739	2,584	-	18,323
Total	1,225,749	304,402	40,284	1,570,435

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2012 AND 2011
(Express in Canadian Dollars)

10.	SHARE CAPITAL

(a)           Authorized Share Capital

At August 31, 2012 the Company’s authorized share capital consisted of an unlimited number of common shares without par value.  All issued common shares are fully paid.

(b)           Reconciliation of Changes in Share Capital
Common shares issued:	Number of Shares	Amount $
Balance at September 1, 2010	42,105,402	5,757,155
Shares issued for cash:
Private placement	5,000,000	7,500,000
Exercise of share options	1,587,844	371,914
Exercise of warrants	9,261,043	5,141,101
Exercise of compensation options	526,000	131,500
Transfer to common shares on exercise of share options	-	248,550
Transfer to common shares on exercise of compensation options	-	63,120
Transfer to common shares on exercise of agent’s warrants	-	100,475
Less share issue costs	-	(425,002)
Balance at August 31, 2011	58,480,289	18,888,813
Shares issued for cash:
Exercise of warrants	983,275	613,675
Exercise of share options	69,672	6,967
Shares issued for exploration and evaluation assets (Note 8(a))	37,746	95,120
Transfer to common shares on exercise of agent’s warrants	-	203,977
Balance at August 31, 2012	59,570,982	19,808,552

During fiscal 2011 the Company completed a private placement of 5,000,000 units at a price of $1.50 per unit for gross proceeds of $7,500,000.  Each unit comprised one common share and one-half non-transferable share purchase warrant.  Each full warrant entitles the holder to purchase an additional common share at a price of $1.85 per share on or before November 17, 2012.

The Company paid a finders’ fee of $193,494 cash and issued finders’ warrants which entitle the holder to purchase 129,050 common shares at a price of $1.85 per share on or before November 17, 2012.  The fair value of the finders’ warrants, estimated using the Black-Scholes option pricing model, is $198,737.  The assumptions used were: dividend yield - 0%;  expected volatility - 174%;  a risk-free interest rate of 1.38%;  and an expected life of two years.

The Company incurred $32,771 for legal and filing fees associated with this private placement.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2012 AND 2011
(Express in Canadian Dollars)

10.	SHARE CAPITAL (continued)

(c)	Warrants

A summary of the number of common shares reserved pursuant to the Company’s warrants outstanding at August 31, 2012 and 2011 and the changes for the years ended on those dates is as follows:

	2012		2011
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $
Balance, beginning of year	3,160,882	1.47	9,266,875	0.50
Issued on private placement	-	-	2,629,050	1.85
Issued on exercise of compensation option	-	-	526,000	0.40
Exercised	(983,275)	0.62	(9,261,043)	0.56
Balance, end of year	2,177,607	1.85	3,160,882	1.47

The following table summarizes information about the number of common shares reserved pursuant to the Company’s warrants outstanding and exercisable at August 31, 2012:

Number	Exercise Price $	Expiry Date
1,344,274	1.85	November 17, 2012
833,333	1.85	November 26, 2012
2,177,607

(d)           Share Option Plan

The Company has established a rolling share option plan (the “Plan”), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company.  The minimum exercise price of the options is set at the Company’s closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSXV.  Options granted may be subject to vesting provisions as determined by the Board of Directors and have a maximum term of ten years.

During fiscal 2012 the Company granted 2,270,000 (2011 - 1,700,000) share options and recorded compensation expense of $3,307,750 (2011 - $4,001,200).  In addition, the Company recorded $391,389 (2011 - $627,420) compensation expense on share options previously granted which had vested during the period.

The fair value of share options granted and/or vested during fiscal 2012 and 2011 is estimated using the Black-Scholes option pricing model using the following assumptions:
	2012	2011
Risk-free interest rate	0.97% - 1.21%	1.38% - 2.14%
Estimated volatility	105% - 145%	147% - 175%
Expected life	2 years - 3 years	2 years - 3 years
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%

The weighted average fair value of all share options granted and/or vested fiscal 2012 was $1.44 (2011 - $3.17) per option.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2012 AND 2011
(Express in Canadian Dollars)

10.           SHARE CAPITAL (continued)

Option-pricing models require the use of estimates and assumptions including the expected volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company’s share options.

A summary of the Company’s share options at August 31, 2012 and 2011 and the changes for the years ended on those dates is presented below:

	2012		2011
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $
Balance, beginning of year	3,041,172	1.98	2,929,016	0.21
Granted	2,270,000	2.35	1,700,000	3.39
Exercised	(69,672)	0.10	(1,587,844)	0.23
Expired	(60,000)	2.96	-	-
Balance, end of year	5,181,500	2.09	3,041,172	1.98

The following table summarizes information about the share options outstanding and exercisable at August 31, 2012:

Number Outstanding	Number Exercisable	Exercise Price $	Expiry Date
1,175,000	1,175,000	0.25	October 22, 2012
75,000	75,000	0.10	January 25, 2013
50,000	50,000	0.60	March 5, 2013
96,500	96,500	2.78	December 24, 2013
915,000	915,000	3.45	January 6, 2014
90,000	90,000	3.84	January 17, 2014
200,000	200,000	4.22	July 15, 2014
200,000	200,000	2.72	August 9, 2014
50,000	50,000	3.20	August 9, 2014
60,000	60,000	2.92	August 22 2014
100,000	100,000	3.37	September 13, 2014
435,000	435,000	2.19	December 6, 2014
700,000	700,000	2.70	January 9, 2015
735,000	715,000	2.13	January 9, 2015
50,000	50,000	2.21	February 27, 2015
250,000	200,000	1.87	May 3, 2015
5,181,500	5,111,500

(e)           See also Note 16.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2012 AND 2011
(Express in Canadian Dollars)

11.	RELATED PARTY DISCLOSURES

A number of key management personnel hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities.  Certain of these entities transacted with the Company during the reporting period.

(a)	Transactions with Key Management Personnel

During fiscal 2012 and 2011 the following amounts were incurred with respect to the Company’s President, Vice-President of Corporate Development and Chief Financial Officer:

	2012 $	2011 $
Management fees	162,000	158,250
Professional fees	181,009	42,412
Share-based compensation	930,736	149,614
	1,273,745	350,276

As at August 31, 2012, $16,000 (2011 - $5,000) of the above amounts remained unpaid and has been included in accounts payable and accrued liabilities.

The Company has a management agreement with the President, which provides that in the event the President’s services are terminated without cause or upon a change of control of the Company, a termination payment of two years of compensation, at $13,500 per month, is payable.  If the termination had incurred on August 31, 2012, the amount payable under the agreement would be $324,000.

(b)           Transactions with Other Related Parties

During fiscal 2012 and 2011 the following amounts were incurred with respect to other officers and directors of the Company:

	2012 $	2011 $
Professional fees	121,750	76,000
Health benefits	659	-
Share-based compensation	1,534,250	-
	1,656,659	76,000

In addition, during fiscal 2012 the Company incurred a total of $52,800 (2011 - $62,675) to Chase Management Ltd. (“Chase”), a private corporation owned by the CFO of the Company, for accounting and administration services provided by Chase personnel, excluding the CFO, and for rent.

As at August 31, 2012, $24,900 (2011 - $18,900) of the above amounts remained unpaid and has been included in accounts payable and accrued liabilities.

(c)
During fiscal 2012 the Company incurred $7,068 (2011 - $8,250) for shared administration costs with a public company with common directors and officers.  As at August 31, 2012, $930 (2011 - $nil) of the amount remained unpaid and has been included in accounts payable and accrued liabilities.

(d)	During fiscal 2012 the Company recovered $36,441 (2011 - $nil) for shared office personnel and costs from public companies with common directors and officers.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2012 AND 2011
(Express in Canadian Dollars)

12.           INCOME TAX

Deferred income tax assets and liabilities of the Company as at August 31, 2012 and 2011, are as follows:

	2012 $	2011 $
Deferred income tax assets
Losses carried forward	1,580,200	674,900
Mineral exploration costs capitalized for tax	1,213,800	481,300
Other	76,800	46,000
	2,870,800	1,202,200
Valuation allowance	(2,870,800)	(1,202,200)
Net deferred income tax asset	-	-

The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

	2012 $	2011 $
Income tax rate reconciliation
Combined federal and provincial income tax rate	25.5%	27.17%
Expected income tax recovery	2,510,800	1,885,900
Effect of income tax rate changes	(46,600)	(23,700)
Foreign income tax rate differences	6,400	(2,700)
Non-deductible share-based compensation	(943,300)	(1,005,056)
Other	27,400	56,900
Unrecognized benefit of income tax losses	(1,582,446)	(883,598)
Actual income tax (expense) recovery	(27,746)	27,746

As at August 31, 2012, the Company has non-capital losses of approximately $5,000,700 and accumulated pools of approximately $252,300 for Canadian income tax purposes and are available to reduce taxable income of future years.  The non-capital losses expire commencing in 2024 through 2032.  The Company’s subsidiary in Sweden has losses for income tax purposes of approximately $1,254,900 (SEK 8,425,000) which may be carried forward indefinitely.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2012 AND 2011
(Express in Canadian Dollars)

13.           SEGMENTED INFORMATION

The Company is involved in the exploration and development of resource properties in certain Scandinavian countries, with corporate operations in Canada.  The Company is in the exploration stage and accordingly, has no reportable segment revenues or operating results.

The Company’s total assets are segmented geographically as follows:

	As at August 31, 2012
	Canada $	Scandinavia $	Total $
Current assets	9,679,327	371,494	10,050,821
Investments	80,862	-	80,862
Property, plant and equipment	-	255,338	255,338
Exploration and evaluation assets	-	214,297	214,297
Bond deposit	-	3,496	3,496
	9,760,189	844,625	10,604,814

	As at August 31, 2011
	Canada $	Scandinavia $	Total $
Current assets	15,117,687	225,035	15,342,722
Investments	332,144	-	332,144
Property, plant and equipment	-	128,654	128,654
Exploration and evaluation assets	-	79,176	79,176
Bond deposit	-	3,292	3,292
	15,449,831	436,157	15,885,988

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Categories of Financial Assets and Financial Liabilities

Financial assets are classified into one of the following four categories:  fair value through profit or loss (“FVTPL”); held-to-maturity investments; loans and receivables; and available-for-sale.  Financial liabilities are classified as FVTPL or other temporary liabilities.  The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	2012 $	2011 $
Cash	FVTPL	9,778,040	15,217,096
Investment	Available-for-sale	80,862	332,144
Amounts receivable	Loans and receivables	202,852	71,461
Accounts payable and accrued liabilities	Other liabilities	(782,977)	(381,479)

The Company’s financial instruments recorded at fair value require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 -
Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.  Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an ongoing basis.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2012 AND 2011
(Express in Canadian Dollars)

14.           FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Level 2 -
Pricing inputs are other than quoted prices in active markets included in Level 1.  Prices in Level 2 are either directly or indirectly observable as of the reporting date.  Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the market place.

Level 3 -	Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

The recorded amounts for cash, amounts receivable and accounts payable and accrued liabilities approximate their fair value due to their short-term nature.  The recorded amount for the investment approximates its fair value.  The Company’s fair value of cash and investment under the fair value hierarchy are measured using Level 1 inputs.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations.  The Company’s credit risk is primarily attributable to cash and amounts receivable.  Management believes that the credit risk concentration with respect to financial instruments included in cash and amounts receivable is remote.

Liquidity Risk

Liquidity risk is the risk that the Company will not have the resources to meet its obligations as they fall due.  The Company manages this risk by closely monitoring cash forecasts and managing resources to ensure that it will have sufficient liquidity to meet its obligations.  All of the Company’s financial liabilities are classified as current and are anticipated to mature within the next fiscal period.  The following table is based on the contractual maturity dates of financial assets and the earliest date on which the Company can be required to settle financial liabilities.

	Contractual Maturity Analysis at August 31, 2012
	Less than 3 Months $	3 - 12 Months $	1 - 5 Years $	Over 5 Years $	Total $
Cash	9,778,040	-	-	-	9,778,040
Investment	80,862				80,862
Amounts receivable	202,852				202,852
Accounts payable and accrued liabilities	(782,977)				(782,977)

	Contractual Maturity Analysis at August 31, 2011
	Less than 3 Months $	3 - 12 Months $	1 - 5 Years $	Over 5 Years $	Total $
Cash	15,217,096	-	-	-	15,217,096
Investment	332,144	-	-	-	332,144
Amounts receivable	71,461	-	-	-	71,461
Accounts payable and accrued liabilities	(381,479)	-	-	-	(381,479)

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2012 AND 2011
(Express in Canadian Dollars)

14.           FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.  These fluctuations may be significant.

(a)	Interest Rate Risk

The Company is exposed to interest rate risk to the extent that the cash bears floating rates of interest.  The interest rate risk on cash and on the Company’s obligations are not considered significant.

(b)	Foreign Currency Risk

The Company’s functional currency is the Canadian dollar and major transactions are transacted in Canadian Dollars and Swedish Kronors (“SEK”).  The Company maintains SEK bank accounts in Sweden to support the cash needs of its foreign operation.  Management believes the foreign exchange risk related to currency conversions are minimal and therefore does not hedge its foreign exchange risk.  At August 31, 2012, 1 Canadian Dollar was equal to 6.71 SEK.

Balances are as follows:

	Swedish Krona	CDN $ Equivalent
Cash	1,222,603	182,206
Amounts receivable	1,207,806	180,001
Accounts payable and accrued liabilities	(3,884,503)	(578,913)
	(1,454,094)	(216,706)

Based on the net exposures as of August 31, 2012 and assuming that all other variables remain constant, a 10% fluctuation on the Canadian Dollar against the Swedish Krona would result in the Company’s net loss to be approximately $20,000 higher (or lower).

Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration mineral properties.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.  The Company defines capital that it manages as share capital, cash and cash equivalents and short-term investments.  The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2012 AND 2011
(Express in Canadian Dollars)

15.           SUPPLEMENTAL CASH FLOW INFORMATION

During fiscal 2012 and 2011 non-cash activities were conducted by the Company as follows:

	2012 $	2011 $
Financing activities
Issuance of common shares	299,097	412,145
Share issue costs	-	(198,737)
Share-based payments reserve	(203,977)	(213,408)
	95,120	-
Investing activities
Additions to exploration and evaluation assets	(95,120)	-
Proceeds on sale of exploration and evaluation assets	-	49,708
Investments	-	(49,708)
	(95,120)	-

16.           EVENTS AFTER THE REPORTING PERIOD

Subsequent to August 31, 2012 the Company:

(i)           issued 1,175,000 common shares on the exercise of share options for proceeds of $293,750;

(ii)	re-priced certain share options previously granted to purchase 1,710,000 common shares, from original exercise prices ranging from $2.13 to $4.22 per share, to $1.40 per share;

(iii)	cancelled share options to acquire 150,000 common shares at an exercise price of $2.19 per share and 50,000 common shares at an exercise price of $1.87 per share;

(iv)	granted share options to a consultant to purchase 75,000 common shares at exercise prices ranging from $1.40 to $1.44 per share to expire three years from the date of grant; and

(v)
extended the expiry dates on 1,257,334 warrants expiring on November 17, 2012 to a revised expiry date of November 17, 2013 and on 833,333 warrants expiring on November 26, 2012 to a revised expiry date of November 26, 2013.  All other terms of the warrants remain the same.

(vi)	had warrants to acquire 86,940 common shares at an exercise price of $1.85 per share expire without exercise.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2012 AND 2011
(Express in Canadian Dollars)

17.           TRANSITION TO IFRS

The Company’s consolidated financial statements for the year ending August 31, 2012 are the first annual financial statements that comply with IFRS and were prepared as described in Note 2, including the application of IFRS 1.  IFRS 1 requires an entity to adopt IFRS in its first annual financial statements prepared under IFRS by making an explicit and unreserved statement, in those financial statements, of compliance with IFRS.

IFRS 1 also requires that comparative financial information be provided.  As a result, the first date at which the Company has applied IFRS was September 1, 2010 (the “transition date”).  IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS standards as of the reporting date, which for the Company will be August 31, 2012.  However, it also provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adoption.

Initial elections upon IFRS adoption

Set forth below are the IFRS 1 applicable exemptions and exceptions applied in the conversion from Canadian GAAP to IFRS.

IFRS Exemption options

Share-based payments - IFRS 2 Share-Based Payments encourages application of its provisions to equity instruments granted on or before November 7, 2002, but permits the application only to equity instruments granted after November 7, 2002 that had not vested by the transition date.  The Company has chosen to apply the exemption under IFRS 1 and applied IFRS 2 for all equity instruments granted after November 7, 2002 that had not vested by the transition date.

IFRS Mandatory exceptions

Hindsight is not used to create or revise estimates.  The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any differences in accounting policies.

Reconciliations of Canadian GAAP to IFRS

IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for prior periods.  The Company’s first time adoption of IFRS did not have an effect on the total operating, investing and financing cash flows.  The following represents the reconciliations from Canadian GAAP to IFRS for the respective periods noted for equity and comprehensive income.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2012 AND 2011
(Express in Canadian Dollars)

17.           TRANSITION TO IFRS (continued)

Reconciliation of Assets, Liabilities and Equity

	As at September 1, 2010
	Canadian GAAP $	Effect of Transition to IFRS $	IFRS $
ASSETS
Current assets
Cash	4,599,703	-	4,599,703
Amounts receivable	51,636	-	51,636
Prepaids	35,993	-	35,993
Total current assets	4,687,332	-	4,687,332
Non-current assets
Investment	78,194	-	78,194
Property, plant and equipment	25,526	-	25,526
Exploration and evaluation assets	36,145	-	36,145
Bond deposit	3,292	-	3,292
Total non-current assets	143,157	-	143,157
TOTAL ASSETS	4,830,489	-	4,830,489
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	135,972	-	135,972
TOTAL LIABILITIES	135,972	-	135,972
SHAREHOLDERS’ EQUITY
Share capital	5,757,155	-	5,757,155
Share-based payments reserve	613,782	41,741	655,523
Deficit	(1,668,498)	(41,741)	(1,710,239)
Accumulated other comprehensive loss	(7,922)	-	(7,922)
TOTAL SHAREHOLDERS’ EQUITY	4,694,517	-	4,694,517
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,830,489	-	4,830,489

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2012 AND 2011
(Express in Canadian Dollars)

17.           TRANSITION TO IFRS (continued)

Reconciliation of Assets, Liabilities and Equity (continued)

	As at August 31, 2011
	Canadian GAAP $	Effect of Transition to IFRS $	IFRS $
ASSETS
Current assets
Cash	15,217,096	-	15,217,096
Amounts receivable	71,461	-	71,461
Prepaids	54,165	-	54,165
Total current assets	15,342,722	-	15,342,722
Non-current assets
Investment	332,144	-	332,144
Property, plant and equipment	128,654	-	128,654
Exploration and evaluation assets	79,176	-	79,176
Bond deposit	3,292	-	3,292
Total non-current assets	543,266	-	543,266
TOTAL ASSETS	15,885,988	-	15,885,988
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	381,479	-	381,479
TOTAL LIABILITIES	381,479	-	381,479
SHAREHOLDERS’ EQUITY
Share capital	18,888,813	-	18,888,813
Share-based payments reserve	4,837,912	232,823	5,070,735
Deficit	(8,390,790)	(232,823)	(8,623,613)
Accumulated other comprehensive gain	168,574	-	168,574
TOTAL SHAREHOLDERS’ EQUITY	15,504,509	-	15,504,509
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	15,885,988	-	15,885,988

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2012 AND 2011
(Express in Canadian Dollars)

17.           TRANSITION TO IFRS (continued)

Reconciliation of Comprehensive Loss (continued)

	Year Ended August 31, 2011
	Canadian GAAP $	Effect of Transition to IFRS $	IFRS $
Mineral exploration costs	1,570,435	-	1,570,435
Expenses
Accounting and administration	80,375	-	80,375
Audit	67,903	-	67,903
Corporate development	268,638	-	268,638
Depreciation	7,040	-	7,040
General exploration	113,780	-	113,780
Investor relations	41,500	-	41,500
Legal	86,530	-	86,530
Management fees	158,250	-	158,250
Office	84,659	-	84,659
Professional fees	221,770	-	221,770
Regulatory fees	35,278	-	35,278
Rent	4,800	-	4,800
Salaries and benefits	116,028	-	116,028
Shareholder costs	18,268	-	18,268
Share-based compensation	4,437,538	191,082	4,628,620
Transfer agent	31,573	-	31,573
Travel	177,338	-	177,338
	5,951,268	191,082	6,142,350
Loss before other items	(7,521,703)	(191,082)	(7,712,785)
Other items
Gain on disposal of property, plant and equipment	3,683	-	3,683
Gain on sale of investment	565,978	-	565,978
Write-off of exploration and evaluation assets	(9,142)	-	(9,142)
Gain on option and sale of exploration and evaluation assets	112,961	-	112,961
Interest income	135,783	-	135,783
Foreign exchange	(37,598)	-	(37,598)
	771,665	-	771,665
Loss before deferred income tax	(6,750,038)	(191,082)	(6,941,120)
Deferred income tax	27,746	-	27,746
Net loss for the year	(6,722,292)	(191,082)	(6,913,374)
Other comprehensive gain, net of deferred income tax	176,496	-	176,496
Comprehensive loss for the year	(6,545,796)	(191,082)	(6,736,878)

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2012 AND 2011
(Express in Canadian Dollars)

17.           TRANSITION TO IFRS (continued)

IFRS Adjustments

Share Based Options

Previously, under Canadian GAAP, the Company used the straight-line method of calculating vested options and the share-based compensation arising therefrom.  Under this method, the fair value of share-based awards with graded vesting was calculated as one grant and the resulting fair value was recognised on a straight line basis over the vesting period.

However, IFRS requires that each tranche of an award with different vesting dates be considered a separate grant for the calculation of fair value, and the resulting fair value is recognised over the vesting period of the respective tranche using the graded vesting method.

Adjustments were required for the options granted and the share-based compensation recognized during fiscal 2011.